Syngenta AG	Correspondence address
P.O.Box	Schwarzwaldallee 215
CH-4002 Basel	4002 Basel
Switzerland
www.syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. Cecilia D. Blye, Chief
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Basel, December 9, 2005

Re:	Syngenta AG
Annual Report on Form 20-F for the Year Ended December 31, 2004
File No. 1-15152

Dear Ms. Blye:

     This letter is in response to comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 29, 2005 (the “Second Supplemental Comment Letter”) supplementing the letters from the Staff dated October 5, 2005 (the “First Supplemental Comment Letter”) and June 30, 2005 (the “Original Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 16, 2005 (the “Annual Report”).

     Set forth below is the Company’s response to the Staff’s comment, as set forth in the Second Supplemental Comment Letter.

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Syngenta AG	Date: December 9, 2005	Page: 2/4
Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

General

1.	We note from your website that you have an office in Damascus. Please describe the extent and nature of your operations in Syria. Please refer to comments one and three in our comment letter dated October 5, 2005, and provide the same type of information regarding your operations in Syria, a country identified as a state sponsor of terrorism and subject to U.S. export controls imposed, in part, as a result of its actions in support of terrorism and its pursuit of weapons of mass destruction and missile programs. Your materiality analysis should describe the approximate size of your Syrian presence and operations in quantitative terms. Your evaluation of materiality also should include an analysis of all qualitative factors that a reasonable investor would consider important in making an investment decision. Please see comment four in our October 5 letter.

     Based on an assessment of both quantitative and qualitative factors, Syngenta believes that our operations in Syria are not material to Syngenta and do not constitute a material investment risk to our security holders.

     Syngenta maintains a local office in Damascus, Syria that is currently staffed by five employees. De minimis fixed assets having a net book value of less than $0.1 million are located in Syria.

     During the fiscal year ended December 31, 2004, Syngenta’s sales in Syria amounted to approximately $8 million, which is equivalent to approximately 0.11% of Syngenta’s total sales of $7,269 million. Therefore, Syngenta respectfully submits that our operations in Syria are quantitatively immaterial to our business, financial condition and results of operations.

     In addition, Syngenta respectfully submits that qualitative factors do not render our operations in Syria material. First, Syngenta believes that we are conducting such operations in compliance with applicable laws. Second, the products Syngenta sells in Syria consist primarily of agricultural pesticides (used to treat cereals, vegetables, top fruit and cotton) and, to a lesser extent, seeds, and we are not aware of other uses for our products in Syria. We note that the Executive Order Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria (the “Executive Order”), which became effective in May 2004, provides more favorable export treatment for food and medicine than other products (see Section 1(b)(ii) of the Executive Order). As a result, given the nature of the products we sell in Syria as well as the quantitative immateriality of our operations in Syria, we do not believe the operations are material to a reasonable investor. Accordingly, Syngenta does not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our security holders.

     Furthermore, Syngenta does not believe that the legislation referred to by the Staff in comment four of the First Supplemental Comment Letter, as it relates to companies that do business in Syria, has or will lead to the material divestment of Syngenta’s securities. First, to Syngenta’s knowledge, state pension funds are not currently material security holders of Syngenta. Second, although Syngenta acknowledges that legislation has been adopted by two states (Louisiana and Arizona) requiring reporting of interests in companies that do business in Syria, we are not aware of the adoption by any other state of legislation requiring reporting of interests in and/or divestment from companies that do business in Syria. As such, due to the lack of material ownership of Syngenta’s securities by state pension funds, as well as the limited number of states that have enacted legislation requiring the reporting of interests in companies that do business in Syria, we do not believe that such legislation has, to date, had a material impact on Syngenta’s reputation or share value. Syngenta will continue to monitor the status of this legislation, as well as legislation proposed but not yet enacted by several other states, and whether it has any material impact on Syngenta and our security holders.

Syngenta AG	Date: December 9, 2005	Page: 3/4
Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

     Please be advised that Syngenta has no current plans to increase significantly the size of or alter the nature of our operations in Syria. However, Syngenta will continue to monitor carefully our operations in Syria, and if and when the quantitative size or qualitative nature of these operations becomes significant or poses a material investment risk to our security holders, Syngenta will provide disclosure regarding such operations in our annual report on Form 20-F, to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

Syngenta AG	Date: December 9, 2005	Page: 4/4
Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

     Syngenta acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the Annual Report. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Annual Report and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Syngenta believes this letter is fully responsive to the Staff’s comments. We look forward to resolving remaining comments, if any, that the Staff may have in as expeditious a manner as possible. Please do not hesitate to call the undersigned (+41-61-323-3950; +41-61-323-7390) or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to this letter. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Michael Kim (212-450-4185) of Davis Polk & Wardwell, Syngenta’s outside counsel, with respect to this letter.

Sincerely,

/s/ Christoph Mäder	/s/ Domenico Scala

Christoph Mäder	Domenico Scala
Group General Counsel	Chief Financial Officer

cc:	James Halliwell, Syngenta AG
Michael Kaplan, Davis Polk & Wardwell
Michael Kim, Davis Polk & Wardwell